LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

November 9, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:              LJM Energy Corp.
Registration Statement on Form S-1
File No. 333-169014

Dear Mr. Brown:

LJM Energy Corp. (“Company”) hereby withdraws the Company’s request that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 3:00 P.M., Eastern Time, November 10, 2010, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on August 23, 2010, and the subsequent amendment No. 3 filed on November 4, 2010.

LJM Energy Corp.

By:       /s/ Joel Felix
    Joel Felix
Its:       President